

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2022

Jimmy Wayne Anderson
President
Global Technologies Ltd
501 1st Ave N., Suite 901
St. Petersburg, FL 33701

> **Re: Global Technologies, Ltd**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 22, 2022**
> **File No. 000-25668**

Dear Mr. Anderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C filed March 22, 2022

General

1. It appears that the actions taken by written consent on March 21, 2022 are related to your share exchange agreement with Tersus Power, Inc. Therefore, please revise your information statement to provide the information required by Items 11, 13, and 14 of Schedule 14A. Alternatively, please provide a detailed legal analysis explaining why you believe you are not required to provide some or all of this information. Please refer to Note A of Schedule 14A.

2. Since this filing relates to a contemplated merger, please disclose the considerations taken into account for filing under Form PREM14C.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos at (202) 551-7844 or Erin Purnell at (202) 551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing